UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 11, 2023, Galmed Pharmaceuticals Ltd. (the “Company”), held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on all proposals described in the proxy statement for the Meeting included as an exhibit to the Company’s report on Form 6-K furnished by the Company with the Securities and Exchange Commission on March 30, 2023, other than the proposal to approve amendments to the exercise price and exercise period of outstanding options granted to the Company’s directors, including to the Company’s Chief Executive Officer, which was withdrawn from the agenda prior to the Meeting by unanimous consent of the Company’s board of directors.

At the Meeting, the Company’s shareholders duly approved and adopted the following proposals with the requisite majority in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.	To approve a reverse share split of the Company’s Ordinary Shares in the range of up to 15:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board of Directors of the Company, within 12 months of the Meeting; and to amend the Company’s Articles of Association accordingly;

2.	To approve the re-election of each of (a) Prof. David Sidransky and (b) Mr. Amir Poshinski as a Class III director, to serve as a member of the Board of Directors until the annual general meeting to be held in 2026 and until their respective successors are duly elected and qualified; and

3.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until the 2024 annual general meeting of shareholders.

The proposal to re-approve the Compensation Policy for the Company’s directors and officers, in accordance with the requirements of the Companies Law was not approved.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 11, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer